3225 McLeod Drive, Suite 100

Las Vegas, NV89121

(800) 351-3021

February 11, 2016

VIA EMAIL AND EDGAR

Emily Drazan - Staff Attorney

Celeste M. Murphy - Legal Branch Chief

Larry Spirgel - Assistant Director

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

DrazanE@SEC.GOV

Re: Music of Your Life, Inc.

Form S-1 Registration Statement

Originally filed January 6, 2016

File No. 333-208888

Dear Mesdames Drazan and Murphy and Messr. Spirgel:

Music of Your Life, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at 11:00 A.M., EST, on February 17, 2016, or as soon thereafter as possible on such date.

The Company hereby acknowledges that:

•	the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission

Division of Corporate Finance

February 11, 2016

The Registrant requests that it be notified of such effectiveness, or any further comments or questions, via email or telephone call to Mr. John Thomas at (801) 816-2536.

Very truly yours,

MUSIC OF YOUR LIFE, INC.

/s/ Marc Angell

Marc Angell

Chief Executive Officer